04035770

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Global Cogenix Industrial Corporation

*CURRENT ADDRESS 214 - 3540 West 41st Ave
Vancouver, B.C. V6N 3E6

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 27 2004
THOMSON FINANCIAL

FILE NO. 82- 2990 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT : 7/23/04

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPOI
BC FORM 51-901F (previously Form 61)

RECEIVED
2004 JUN -3 A 9:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
GLOBAL COGENIX INDUSTRIAL CORPORATION	2002/04/30	2002/06/26

ISSUER'S ADDRESS

#214 – 3540 West 41st Avenue

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE I
Vancouver	B.C.	V6N 3E6	604 682 0318	604 682 2201

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHON
A.W. Lilly	President	604 682 2201

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
awlilly@telus.net	Globalcogenix.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the B Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"A.W. Lilly"	Arthur W. Lilly	2002/06/27
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Robert Hughes"	Robert Hughes	2002/06/27

(Electronic signatures should be entered in "quotations".)

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

As at April 30, 2002 (unaudited) and January 31, 2002

	April 30 2002	January 31 2002
	$	$
ASSETS		
Current Assets		
Cash	10,433	31,396
Accounts Receivable	2,863	7,309
	13,296	38,705
Boston Bar Limited partnership (net of amortization)	2,261,446	2,345,422
Log Creek project	112,500	112,500
	2,387,292	2,496,647
LIABILITIES		
Current liabilities		
Accounts payable and accrued	95,329	99,112
Current portion of long term debt	102,000	102,000
Due to related party	1,200	1,200
	198,529	202,312
Long term debt		
Boston Bar Limited partnership	2,584,572	2,609,556
Other	189,667	187,247
	2,774,239	2,796,803
Share capital and deficit		
Share capital	7,617,403	7,617,403
Deficit	(8,202,879)	(8,119,871)
	(585,476)	(502,468)
	2,387,292	2,496,647

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOW
For the three months ended April 30, 2002 and 2001

(Unaudited)

	2002	2001
	$	$
Cash Provided by (Used In):		
Operating Activities		
Net Profit (loss) for the period	(83,008)	(83,503)
Items not affecting cash		
Share of Income from limited partnership	(11,251)	(19,990)
Changes in other non-cash operating items	3,083	1,557
	(91,176)	(101,936)
Financing activities		
Issuance of share capital	-	25,000
Repayment of long term debt	(24,984)	(21,478)
	(24,984)	3,522
Investing activities		
Limited partnership drawings	95,197	94,209
Net decrease in cash during the period	(20,963)	(4,205)
Cash resources - beginning	31,396	(4,205)
Cash resources - ending	10,433	-

SCHEDULE C: Management Discussion

Management Discussion for the three months ended April 30, 2002

Global Cogenix Industrial Corporation (the Company) is in the hydroelectric generation business through a 25% Joint Venture interest in a 7 MW hydroelectric plant located near Boston Bar, B.C.

The Company's operating results for the three months ended April 30, 2002 was a loss of $83,008 compared to a loss of $83,503 for the three months of 2001.

The Company's share of the net income of the joint venture was $8,739 less than for the similar period in 2001. The lower net income in 2002 is due to lower water levels and less energy production during the quarter

During the past three months, due to lower rainfall and water levels, the hydroelectric plant generated 77.0% of the target energy production, all of which was sold to B.C. Hydro and Power Authority.

The Company under a joint development agreement with EPCOR Power Development Corporation is continuing the permitting and socio economic reports required on the Log Creek hydroelectric project in order to obtain the final water license

The Company's working capital deficiency as at April 30, 2002 amounted to $185,233 which includes the current portion of long-term debt of $102,000 plus accrued interest thereon of $25,061 both paid by the Boston Bar hydroelectric joint venture.

Submitted on behalf of the Board of Directors

"Arthur W. Lilly"

Arthur W. Lilly, President
June 26, 2002

GLOBAL COGENIX INDUSTRIAL CORPORATION

Consolidated Financial Statements

For the Six Months Ended July 31, 2002 and 2001

(unaudited)

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

As at July 31, 2002 (unaudited) and January 31, 2002

	July 31	January 31
Assets		
Current		
Cash	$ 639	$ 31,396
Accounts Receivable	2,769	7,309
	3,408	38,705
Log Creek Project	112,500	112,500
Boston Bar Limited Partnership	2,270,017	2,345,442
	$2,385,925	$2,496,647
Liabilities		
Current		
Accounts Payable and Accrued Liabilities	$ 97,955	$ 99,112
Current Portion of Long Term Debt	102,000	102,000
Owing to Related Parties	12,900	1,200
	212,855	202,312
Long Term Debt	2,748,165	2,796,803
	2,961,020	2,999,115
Share Capital and Deficit		
Share Capital	7,617,403	7,617,403
Deficit	(8,192,498)	(8,119,871)
	(575,095)	(502,468)
	$2,385,925	$2,496,647

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

(Unaudited)

	Three Months Ended July 31		Six Months Ended July 31	
	2002	2001	2002	2001
Revenue				
Partnership Income	$ 126,843	$ 167,962	$ 138,094	$ 187,952
Consulting Fees	15,000	-	30,000	-
	141,843	167,962	168,094	187,952
Expenses				
Communications - shareholders	2,472	3,779	2,472	3,779
Interest on long term debt	72,364	74,875	144,997	152,291
Professional fees	19,347	3,497	19,938	5,715
Management, consulting fees	15,000	15,000	30,000	30,000
Office and administration	3,197	3,728	7,155	7,591
Project investigation costs	13,166	-	26,277	-
Promotion	448	106	787	2,098
Travel	1,625	974	2,840	1,971
Transfer and filing fees	3,793	1,426	6,255	3,433
	131,462	103,385	240,721	206,878
Income (Loss) for the Period	10,381	64,577	(72,627)	(18,926)
Deficit, beginning	$(8,202,879)	$(8,109,254)	$(8,119,871)	$(8,025,751)
Deficit, ending	$(8,192,498)	$(8,044,677)	$(8,192,498)	$(8,044,677)
Net Profit (Loss) per Share	$0.001	$0.004	$(0.004)	$(0.001)

GLOBAL COGENIX INDUSTRIAL CORPORATI ON

CONSOLIDATED STATEMENTS OF CASH F OW

(Unaudited)

	Three Months Ended July 31		Six Months Ended July 31	
	2002	2001	2002	2001
Cash Provided by (Used In):				
Operating Activities				
Net Profit (loss) for the period	$ 10,381	$ 64,577	$ (72,627)	$ (18,926)
Items not affecting cash				
Share of Income from limited partnership	(126,843)	(167,962)	(138,094)	(187,952)
Changes in other non-cash operating items	14,420	25,177	17,503	26,734
	(102,042)	(78,208)	(193,218)	(180,144)
Financing activities				
Issuance of Share Capital	-	-	-	25,000
Repayment of long term debt	(26,074)	(56,186)	(51,058)	(77,664)
	(26,074)	(56,186)	(51,058)	(52,664)
Investing activities				
Limited Partnership Drawings	118,322	135,745	213,519	229,954
Change in cash during the period	(9,794)	1,351	(30.757)	(2,854)
Cash Resources - beginning	10,433	-	31,396	4,205
Cash Resources - ending	$ 639	$ 1,351	$ 639	$ 1,351

GLOBAL COGENIX INDUSTRIAL CORPORATION

Notes to the Consolidated statements

Note 1 Basis of Presentation

These interim consolidated financial statements should be read in conjunction with the Corporation's most recent annual financial statements and notes included in the annual report for the year ended January 31, 2002. These financial statements follow the same accounting policies and methods as the most recent annual financial statements.

Historically, the first six months are usually the more active months and therefore are not necessarily indicative of results to be expected for the entire year ending January 31, 2003.

Note 2 Options and Warrants

As at July 31, 2002, there were 1,450,000 Stock Options and 250,000 Warrants outstanding.

SCHEDULE B: Supplementary Information

Item 1. For the current quarter under review:

Related party expenditures (paid or payable) consist of:
Consulting fees paid to a director $ 15,000.

Item 2. For the Quarter under review:

a. Summary of the securities issued during the quarter:
Nil

b. Summary of options granted during the quarter:
1,450,000 Incentive Stock Options at $0.10 per share to July 25, 2006

c. Summary of warrants granted during the quarter:
Nil

Item 3. At the end of the quarter July 31, 2002

a.

Authorized share capital	100,000,000
Issued and outstanding	16,208,927

b. Outstanding options – 1,450,000 at $0.10 per share to July 25, 2006
Outstanding warrants – 250,000 at $0.15 per share to June 15, 2003

c. Listing of Directors:

Arthur W. Lilly	President & Director
Robert Hughes	Director & Secretary
Arthur Willson Jr.	Director
John B. Ross	Director

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

RECEIVED
2004 JUN -3 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INCORPORATED AS PART OF:

X Schedule A

_____ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
GLOBAL COGENIX INDUSTRIAL CORPORATION	2002/10/31	2002/12/18

ISSUER'S ADDRESS

#214 – 3540 West 41st Avenue

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6N 3E6	604 682 0318	604 682 2201

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
A.W. Lilly	President	604 682 2201

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
awlilly@telus.net	Globalcogenix.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"A.W. Lilly"	Arthur W. Lilly	2002/12/18

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"John B. Ross"	John B. Ross	2002/12/18

(Electronic signatures should be entered in "quotations".)

GLOBAL COGENIX INDUSTRIAL CORPORATION

Consolidated Financial Statements

For the Nine Months Ended October 31, 2002 and 2001

(unaudited)

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

As at October 31, 2002 (unaudited) and January 31, 2002

ASSETS	October 31	January 31
Current		
Cash	$ 7,227	$ 31,396
Accounts Receivable	3,703	7,309
	10,930	38,705
Log Creek Project	112,500	112,500
Boston Bar Limited Partnership	2,188,634	2,345,442
	$2,312,064	$2,496,647
LIABILITIES		
Current		
Accounts Payable and Accrued Liabilities	$ 97,341	$ 99,112
Current Portion of Long Term Debt	102,000	102,000
Owing to Related Parties	3,200	1,200
	202,541	202,312
Long Term Debt	2,625,104	2,796,803
	2,827,645	2,999,115
Share Capital and Deficit		
Share Capital	7,617,403	7,617,403
Deficit	(8,132,984)	(8,119,871)
	(515,581)	(502,468)
	$2,312,064	$2,496,647

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

(Unaudited)

	Three Months Ended October 31		Nine Months Ended October 31	
	2002	2001	2002	2001
Revenue				
Partnership Income	$ 14,790	$ 13,822	$ 152,884	$ 201,774
Consulting Fees	10,000	65,000	40,000	65,000
	24,790	78,822	192,884	266,774
Expenses				
Communications - shareholders	208	1,273	6,285	9,035
Interest on long term debt	70,575	74,792	215,572	227,083
Professional fees	8,763	7,879	28,700	13,594
Management, consulting fees	15,000	15,000	45,000	45,000
Office and administration	1,108	2,655	14,848	9,696
Project investigation costs	17,850	2,495	40,193	4,273
Promotion	640	228	1,427	548
Travel	1,132	1,487	3,972	3,458
Recovery legal fees	(150,000)	-	(150,000)	-
	(34,724)	105,809	205,997	312,689
Income (Loss) for the Period	59,514	(26,987)	(13,113)	(45,913)
Deficit, beginning	$(8,192,498)	$(8,044,677)	$(8,119,871)	$(8,025,751)
Deficit, ending	$(8,132,984)	$(8,071,664)	$(8,132,984)	$(8,071,664)
Net Profit (Loss) per Share	$0.01	$(0.01)	$(0.01)	$(0.01)

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOW

(Unaudited)

	Three Months Ended October 31 2002	Three Months Ended October 31 2001	Nine Months Ended October 31 2002	Nine Months Ended October 31 2001
Cash Provided by (Used In):				
Operating Activities				
Net Profit (loss) for the period	$ 59,514	$ (26,987)	$ (13,113)	$ (45,913)
Items not affecting cash				
Share of Income from limited partnership	(14,790)	(13,822)	(152,884)	(201,774)
Changes in other non-cash operating items	(12,579)	(9,093)	27,582	(13,221)
	32,145	(49,952)	(138,415)	(260,908)
Financing activities				
Issuance of Share Capital	-	-	-	25,000
Repayment of long term debt	(121,731)	(21,478)	(171,699)	(65,536)
Proceeds loan	-	40,500	-	40,500
	(121,731)	29,022	(171,699)	(36)
Investing activities				
Limited Partnership Drawings	96,174	94,209	285,945	324,163
Capital additions	-	(42,500)	-	(35,294)
	96,174	51,709	285,945	288,869
Change in cash during the period	6,588	30,779	(24,169)	(27,925)
Cash Resources - beginning	639	1,351	31,396	4,205
Cash Resources - ending	$ 7,227	$ 32,130	$ 7,227	$ 32,130

SCHEDULE B: Supplementary Information

Item 1. For the current quarter under review:

Related party expenditures (paid or payable) consist of:
Consulting fees paid to a director $ 15,000.

Item 2. For the Quarter under review:

a. Summary of the securities issued during the quarter:
Nil

b. Summary of options granted during the quarter:
Nil

c. Summary of warrants granted during the quarter:
Nil

Item 3. At the end of the quarter October 31, 2002

a.

Authorized share capital	100,000,000
Issued and outstanding	16,208,927

b. Outstanding options – 1,450,000 at $0.10 per share to July 25, 2006
Outstanding warrants – 250,000 at $0.15 per share to June 15, 2003

c. Listing of Directors:

Arthur W. Lilly	President & Director
Robert Hughes	Director & Secretary
Arthur Willson Lilly Jr.	Director
John B. Ross	Director

GLOBAL COGENIX INDUSTRIAL CORPORATION

Notes to the Consolidated statements

Note 1 Basis of Presentation

These interim consolidated financial statements should be read in conjunction with the Corporation's most recent financial statements and notes included in the annual report for the year ended January 31, 2002. These financial statements follow the same accounting policies and methods as the most recent annual financial statements.

Historically, the third quarter operating results are not necessarily indicative of results to be expected for the entire year ending January 31, 2003.

Note 2 Options and Warrants

As at October 31, 2002, there were 1,450,000 Stock Options and 250,000 Warrants outstanding.

SCHEDULE C: MANAGEMENT DISCUSSION

MANAGEMENT DISCUSSION for the three months ended October 31, 2002

Global Cogenix Industrial Corporation (the Company) is in the hydroelectric generation business through a 25% Joint Venture interest in a 7 MW hydroelectric plant near Boston Bar, B.C.

The Company's operating results for the three months ended October 31, 2002 was a profit of $59,514 compared to a loss of $26,987 for the similar three months of 2001.

For the three months ended October 31, 2002, the results include a one time receipt of $150,000 recovery of legal costs pertaining to a lawsuit initiated years ago by Canadian Power Funding against the owners of the Boston Bar hydroelectric plant.

The operations for the period included the results of the Boston Bar Generating Station for July, August and September whose revenue amounted to 88% of target revenue for the quarter. Results for October and part of November were also below target due to virtually no precipitation for a period of five months in the Scuzzy Creek drainage area.

For the three months ended July 31, 2002 the Company's share of the net income of the Boston Bar joint venture was $41,119 less than for the similar period in 2001. The lower net income in 2002 is due to a significant lost revenue event, which occurred at the Boston Bar Generating Plant in April, 2002. A station unit breaker for one of the two generating turbines malfunctioned and the manufacturer, Sace, an Italian subsidiary of Asea Brown Bouvieu no longer built or carried these breakers in North America and a replacement breaker took 20 days for delivery from Europe and installation.
The revenue impact to the Boston Bar Partnership was $35,000 for repairs, $85,000 lost in power generation and a missed opportunity to supply electric power to Boston bar which reduced the annual bonus from B.C. Hydro Power Authority by over $60,000. The final result was that our Company received a cash payment from the Partnership of $21,250 in July rather than about $60,000 if there had been no malfunction.

The Company's working capital deficiency as at October 31, 2002 amounted to $191,611 which includes the current portion of long-term debt of $102,000 plus accrued interest thereon of $25,061 both paid by the Boston bar hydroelectric joint venture.

Subsequent to October 31, 2002, the Company acquired a Water License Application on Kookipi Creek, which is within one mile of the Company's Log Creek project. It is anticipated that the Kookipi Creek project will generate over 50 Gwh of electricity.

The Company subsequently entered into a memorandum of understanding with Epcor Power Development Corporation whereby Epcor is to be a 50% Joint Venture Partner in developing Kookipi Creek and in completing the required permitting and licensing for Kookipi Creek.

British Columbia
SECURITIES COMMISSION

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

RECEIVED
2003 JUN -3 A 9:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia
1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
GLOBAL COGENIX INDUSTRIAL CORPORATION	2003/04/30	2003/06/20

ISSUER'S ADDRESS
#214 – 3540 West 41st Avenue

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6N 3E6	604 682 0318	604 682 2201

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
A.W. Lilly	President	604 682 2201

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@globalcogenix.com	Globalcogenix.com

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"A.W. Lilly"	Arthur W. Lilly	2003/06/20

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Robert Hughes"	Robert Hughes	2003/06/20

(Electronic signatures should be entered in "quotations".)

GLOBAL COGENIX INDUSTRIAL CORPORATION

Consolidated Financial Statements

April 30, 2003

(unaudited)

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

As at April 30, 2003 (unaudited) and January 31, 2003

	April 30 2003 $	January 31 2003 $
ASSETS		
Current Assets		
Cash	5,011	22,760
Accounts Receivable	3,176	2,769
Other	160	-
	8,347	25,529
Boston Bar Limited partnership	2,042,370	2,094,349
Hydroelectric projects	112,500	112,500
	2,163,217	2,232,378
LIABILITIES		
Current Liabilities		
Accounts payable and accrued	39,516	32,603
Current portion of long term debt	112,000	112,703
Note Payable	50,000	-
	201,516	145,306
Long Term Debt	2,567,423	2,593,735
	2,768,939	2,739,041
Share Capital and Deficit		
Share Capital	7,663,900	7,663,900
Deficit	(8,269,622)	(8,170,563)
	(605,722)	506,663)
	2,163,217	2,232,378

Approved by Directors:

"A.W. Lilly" "J.B. Ross"

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
For the three months ended April 30, 2003 and 2002

(Unaudited)

	2003 $	2002 $
Revenue		
Partnership Income	43,643	11,251
Consulting Fees	-	15,000
	43,643	26,251
Expenses		
B.C. Hydro bid tendering fees	39,000	-
Communications	481	591
Interest on long term debt	68,607	72,633
Professional fees	-	541
Management, consulting fees	15,000	15,000
Office and administration	3,278	3,368
Project investigation costs	12,114	13,111
Promotion	34	338
Travel	1,018	1,215
Transfer and filing fees	3,170	2,462
	142,702	109,259
Loss for the three months	(99,059)	(83,008)
Deficit – Beginning	(8,170,563)	(8,119,871)
Deficit – Ending	(8,269,622)	(8,202,879)
Loss per share	(0.005)	(0.005)

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOW
For the three months ended April 30, 2003 and 2002

(Unaudited)

	2003 $	2002 $
Cash Provided by (Used In):		
Operating Activities		
Net loss for the period	(99,059)	(83,008)
Items not affecting cash		
Share of income from limited partnership	(43,643)	(11,251)
Changes in other non-cash operating items	(6,346)	(3,083)
Cash flow used in operating activities	(136,356)	(91,176)
Investing Activities		
Limited partnership drawings	95,622	95,197
Financing Activities		
Proceeds demand loan	50,000	-
Repayment of long term debt	(27,015)	(24,984)
	22,985	(24,984)
Net decrease in cash during the period	(17,749)	(20,963)
Cash, beginning of the period	22,760	31,396
Cash, end of the period	5,011	10,433

GLOBAL COGENIX INDUSTRIAL CORPORATION

Notes to the Consolidated statements

Note 1 Basis of Presentation

These interim consolidated financial statements should be read in conjunction with the Corporation's most recent financial statements and notes included in the annual report for the year ended January 31, 2003. These financial statements follow the same accounting policies and methods as the most recent annual financial statements.

Historically, the first quarter operating results are not necessarily indicative of results to be expected for the entire year ending January 31, 2004.

Note 2 Options and Warrants

As at April 30, 2003 there were 1,450,000 Stock Options and 361,866 share purchase warrants outstanding.

British Columbia
SECURITIES COMMISSION

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

RECEIVED
2004 JUN -3 A 9:11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia
1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
GLOBAL COGENIX INDUSTRIAL CORPORATION	2003/07/31	2003/09/22

ISSUER'S ADDRESS
#214 – 3540 West 41st Avenue

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6N 3E6	604 682 0318	604 682 2201

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
A.W. Lilly	President	604 682 2201

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@globalcogenix.com	Globalcogenix.com

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"A.W. Lilly"	Arthur W. Lilly	2003/09/22

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"John B. Ross"	John B. Ross	2003/09/22

(Electronic signatures should be entered in "quotations".)

GLOBAL COGENIX INDUSTRIAL CORPORATION

Consolidated Financial Statements

For the Six Months Ended July 31, 2003 and 2002

(unaudited)

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

As at July 31, 2003 (unaudited) and January 31, 2003

	July 31 2003 $	January 31 2003 $
ASSETS		
Current Assets		
Cash	622	22,760
Accounts Receivable	3,153	2,769
Other	160	-
	3,935	25,529
Boston Bar Limited partnership	2,131,473	2,094,349
Hydroelectric projects	112,500	112,500
	2,247,908	2,232,378
LIABILITIES		
Current Liabilities		
Accounts payable and accrued	81,472	32,603
Current portion of long term debt	112,703	112,703
Note Payable	50,000	-
	244,175	145,306
Long Term Debt	2,539,705	2,593,735
	2,783,880	2,739,041
Share Capital and Deficit		
Share Capital	7,663,900	7,663,900
Deficit	(8,199,872)	(8,170,563)
	(535,972)	506,663)
	2,247,908	2,232,378

Approved by Directors:

"A.W. Lilly" "J.B. Ross"

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

(Unaudited)

	Three Months Ended July 31 2002	Three Months Ended July 31 2003	Six Months Ended July 31 2002	Six Months Ended July 31 2003
Revenue				
Partnership Income	$ 184,725	$ 126,843	$ 228,368	$ 138,094
Consulting Fees	-	15,000	-	30,000
	184,725	141,843	228,368	168,094
Expenses				
B.C. Hydro bid tendering fees	-		39,000	-
Communications - shareholders	2,088	2,472	2,088	2,472
Interest on long term debt	68,607	72,367	137,214	144,997
Professional fees	12,722	19,347	12,722	19,938
Management, consulting fees	15,000	15,000	30,000	30,000
Office and administration	4,465	3,197	8,224	7,155
Project investigation costs	6,868	13,166	19,982	26,277
Promotion	134	448	192	787
Travel	1,069	1,625	2,087	2,840
Transfer and filing fees	3,998	3,793	7,168	6,255
	114,975	131,462	257,677	240,721
Income (Loss) for the Period	69,750	10,381	(29,309)	(72,627)
Deficit – Beginning	$(8,269,622)	$(8,202,879)	$(8,170,563)	$(8,119,871
Deficit – Ending	$(8,199,872)	$(8,192,498)	$(8,199,872)	$(8,192,498)
Net Profit (loss) per Share	$ 0.005	$ 0.001	$(0.002)	$(0.004)

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOW

(Unaudited)

	Three Months Ended July 31 2003	Three Months Ended July 31 2002	Six Months Ended July 31 2003	Six Months Ended July 31 2002
Cash Provided by (Used In):				
Operating Activities				
Net Profit (loss) for the period	$ 69,750	$ 10,381	$ (29,309)	$ (72,627)
Items not affecting cash				
Share of income from limited partnership	(184,725)	(126,843)	(228,368)	(138,094)
Changes in other non-cash operating items	41,979	14,420	48,325	17,503
	72,996	(102,042)	(209,352)	(193,218)
Financing Activities				
Proceeds demand loan	-	-	50,000	-
Repayment of long term debt	(27,015)	(26,074)	(54,030)	(51,058)
	(27,015)	(26,074)	(4,030)	(51,058)
Investing Activities				
Limited Partnership Drawings	95,622	118,322	191,244	213,519
Change in cash during the period	(4,389)	(9,794)	(22,138)	(30,757)
Cash Resources – beginning	5,011	10,433	22,760	31,396
Cash Resources - ending	$ 622	$ 639	622	$ 639

Notes to the Consolidated statements

Note 1 Basis of Presentation

These interim consolidated financial statements should be read in conjunction with the Corporation's most recent financial statements and notes included in the annual report for the year ended January 31, 2003. These financial statements follow the same accounting policies and methods as the most recent annual financial statements.

Historically, the first six months of the Corporation's fiscal year are more active months and therefore the results of the operations for the six months ended July 31, 2003 are not necessarily indicative of results to be expected for the entire year ending January 31, 2004.

Note 2 Options and Warrants

As at July 31, 2003 there were 1,450,000 Stock Options and 361,866 share purchase warrants outstanding.

British Columbia
SECURITIES COMMISSION

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
GLOBAL COGENIX INDUSTRIAL CORPORATION	2003/10/31	2003/12/03

ISSUER'S ADDRESS
#214 – 3540 West 41st Avenue

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6N 3E6	604 682 0318	604 682 2201

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
A.W. Lilly	President	604 682 2201

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@globalcogenix.com	Globalcogenix.com

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"A.W. Lilly"	Arthur W. Lilly	2003/12/03

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"John B. Ross"	John B. Ross	2003/12/03

(Electronic signatures should be entered in "quotations".)

GLOBAL COGENIX INDUSTRIAL CORPORATION

Consolidated Financial Statements

For the Nine Months ended October 31, 2003

(unaudited)

GLOBAL COGENIX INDUSTRIAL CORPORATION
CONSOLIDATED BALANCE SHEETS

As at October 31, 2003 (unaudited) and January 31, 2003

	October 31 2003 $	January 31 2003 $
ASSETS		
Current Assets		
Cash	75,374	22,760
Accounts Receivable	3,153	2,769
Other	160	-
	78,687	25,529
Boston Bar Limited partnership	2,023,064	2,094,349
Hydroelectric projects	112,500	112,500
	2,214,251	2,232,378
LIABILITIES		
Current Liabilities		
Accounts payable and accrued	63,443	32,603
Current portion of long term debt	112,703	112,703
Due to related parties	49,676	-
	225,822	145,306
Long Term Debt	2,422,601	2,593,735
	2,648,423	2,739,041
Share Capital and Deficit		
Share Capital	7,832,649	7,663,900
Deficit	(8,266,821)	(8,170,563)
	(434,172)	(506,663)
	2,214,251	2,232,378

Approved by Directors:

"A.W. Lilly" "J.B. Ross"

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

(Unaudited)

	Three Months Ended October 31		Nine Months Ended October 31	
	2003	2002	2003	2002
Revenue				
Partnership Income (loss)	$ (12,340)	$ 14,790	$ 216,028	$ 152,884
Consulting Fees	-	10,000	-	40,000
	(12,340)	24,790	216,028	192,884
Expenses				
B.C. Hydro Studies	-	-	39,000	-
Interest on long term debt	71,110	70,575	208,324	215,572
Professional fees	15,423	8,763	28,145	28,700
Management, consulting fees	15,000	-	45,000	45,000
Office and administration	3,565	1,108	11,789	14,848
Project Development	32,102	17,850	51,085	40,193
Promotion	574	640	766	1,427
Travel	3,099	1,132	5,186	3,972
Transfer and Exchange Fees	4,236	208	13,491	6,285
Recovery legal fees	-	(150,000)	-	(150,000)
	145,109	(34,724)	402,786	205,997
Other Income	90,500	-	90,500	-
Income (Loss) for the Period	(66,949)	59,514	(96,258)	(13,113)
Deficit, beginning	$(8,199,872)	$(8,192,498)	$(8,170,563)	$(8,119,871)
Deficit, ending	$(8,266,821)	$(8,132,984)	$(8,266,821)	$(8,132,984)
Net Profit (Loss) per Share	$ (0.01)	$ 0.01	$ (0.01)	$ (0.01)

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOW

(Unaudited)

	Three Months Ended July 31 2003	Three Months Ended July 31 2002	Six Months Ended July 31 2003	Six Months Ended July 31 2002
Cash Provided by (Used In):				
Operating Activities				
Net Profit (loss) for the period	$ 66,949	$ 59,514	$ (96,258)	$ (13,113)
Items not affecting cash				
Share of income from limited partnership	12,340	(14,790)	(216,028)	(152,884)
Changes in other non-cash operating items	(85,103)	(12,579)	36,778	27,582
	(139,712)	32,145	(349,064)	(138,415)
Financing Activities				
Issuance of Share capital, Net	195,000	-	195,000	-
Repayment of long term debt	(26,604)	(121,731)	(80,634)	(171,699)
Repayment of Loan	(50,000)	-	-	-
	118,396)	(121,731)	114,366	(171,699)
Investing Activities				
Limited Partnership Drawings	96,068	96,174	287,312	285,945
Change in cash during the period	74,752	(9,794)	(22,138)	(30,757)
Cash Resources – beginning	622	639	22,760	31,396
Cash Resources - ending	$ 75,374	$ 7,227	75,374	$ 7,227

GLOBAL COGENIX INDUSTRIAL CORPORATION

Notes to the Consolidated statements

Note 1 Basis of Presentation

These interim consolidated financial statements should be read in conjunction with the Corporation's most recent financial statements and notes included in the annual report for the year ended January 31, 2003. These financial statements follow the same accounting policies and methods as the most recent annual financial statements.

Note 2 Options and Warrants

As at October 31, 2003 there were 1,450,000 Stock Options and 2,361,866 share purchase warrants outstanding.

GLOBAL COGENIX ANNOUNCES A WINDPOWER AND SOLAR POWER GENERATION DEMONSTRATION PROJECT

Vancouver, British Columbia May 14, 2004 – Global Cogenix Industrial Corporation **(TSX.V:GGX)** is pleased to announce that it has ordered the equipment for solar power units and wind turbines for installation at a demonstration site in California.

This development project will demonstrate the technology required to integrate solar power jointly with wind power generation and delivery to a user.

The business model, which is located on a landfill site, is fully permitted for the installation and electrical connection.

Arrangements have also been completed to sell the electric power generated by this solar/windpower installation.

Financing has been arranged for the project for a total turnkey cost of U.S.$245,500.

This is a new use for existing landfill and contaminated sites for the generation of green power. At this time there are several thousand landfill sites in the United States where this technology can be utilized.

An application has been submitted under the Self-Generation Incentive Program, Emerging Renewable Program, which provides substantial financial assistance for eligible California systems.

Completion of this self generation Demonstration project is scheduled for July, 2004.

About Global Cogenix Industrial Corp.

Global Cogenix Industrial Corp. (GCIC) is a power generation company located in Vancouver, British Columbia, specializing in hydroelectric power generation, GCIC operates as a partner in a 7 megawatt hydroelectric generating plant at Scuzzy Creek, British Columbia. Recently GCIC has diversified its plans to include wind power and solar power generation projects. Its goals are to become a major provider of electrical power using efficient, environmentally friendly systems. For further information on GCIC, please visit the Company's web site at www.globalcogenix.com

On behalf of the Board of Directors of
Global Cogenix Industrial Corporation

Arthur W. Lilly, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of, the contents of this press release.

GLOBAL COGENIX ANNOUNCES SHARES ISSUED FOR DEBT

Vancouver, British Columbia May 13, 2004 – Global Cogenix Industrial Corporation **(TSX.V:GGX)** is pleased to announce that the TSX Venture Exchange has accepted the Company's agreements with three creditors to issue 363,750 shares at $0.20 per share and 363,750 half warrants entitling the holder to purchase 181,875 common shares at $0.35 per share to April 28, 2005 to settle debts of $72,750.
The securities issued are subject to a hold period and may not be traded until September 11, 2004.

About Global Cogenix Industrial Corp.

Global Cogenix Industrial Corp. (GCIC) is a power generation company located in Vancouver, British Columbia, specializing in hydroelectric power generation, GCIC operates as a partner in a 7 megawatt hydroelectric generating plant at Scuzzy Creek, British Columbia. Recently GCIC has diversified its plans to include wind power and solar power generation projects. Its goals are to become a major provider of electrical power using efficient, environmentally friendly systems. For further information on GCIC, please visit the Company's web site at **www.globalcogenix.com**

On behalf of the Board of Directors of
Global Cogenix Industrial Corporation

Arthur W. Lilly, President

GLOBAL COGENIX INDUSTRIAL CORPORATION

Vancouver, British Columbia April 29, 2004 – Global Cogenix Industrial Corporation **(TSX.V:GGX)** is pleased to announce that subject to regulatory approval, it has entered into agreements with creditors to settle $83,450 in debt, by the issue of 417,250 shares of the company at $0.20 per share together with 363,750 half warrants entitling the holder to purchase one common share for each full warrant for a price of $0.35 per common share to April 29, 2005.

About Global Cogenix Industrial Corp.

Global Cogenix Industrial Corp. (GCIC) is a power generation company located in Vancouver, British Columbia, specializing in hydroelectric power generation. GCIC operates as a partner in a 7 megawatt hydroelectric generating plant at Boston Bar, British Columbia. Recently GCIC has diversified its plans to include wind power and solar power generation projects. Its goals are to become a major provider of electrical power in the United States and in Canada using efficient, environmentally friendly systems. For further information on GCIC, please visit the Company's web site at www.globalcogenix.com

Contact Information:

Art Lilly, President
Global Cogenix Industrial Corp.
214 – 3540 West 41st Ave.
Vancouver, B.C. V6N 3E6
Tel: 604.682.2201
Email: info@globalcogenix.com
Website: www.globalcogenix.com

Investor Relations:

Trevor Burns
Tiger Capital Corporation
Toronto, Canada
Tel: 416.252.5400 Fax: 416.452.2055
E-mail: info@tigercapital.com

Global Cogenix signs Letter of Intent with Direct Energy Technologies

Vancouver, British Columbia February 24, 2004– Global Cogenix Industrial Corporation **(TSX.V: GGX)** is pleased to announce that it has signed a Letter of Intent agreement with Direct Energy Technologies, Inc. (Direct Energy) of Kingwood, Texas for the marketing and development of wind power projects.

Under the terms of this Letter of Intent, Global Cogenix Industrial Corporation (GCIC) will be the owner of the projects and will use best efforts to work jointly with Direct Energy to exclusively develop wind power projects. Direct Energy will provide sales/marketing leads and support as well as potential manufacturing and engineering services for GCIC's wind power projects. In addition, Direct Energy will utilize its established PV solar business to develop project schedules, permitting, power purchase agreements and funding/grants for identifiable renewable energy projects in the United States.

Direct Energy has already identified a number of sites that have been targeted for PV solar projects in New Jersey, California, New York, Texas and Utah. These sites will now be evaluated for wind power potential as a synergistic approach to renewable energy.

About Direct Energy Technologies, Inc.

Direct Energy Technologies, Inc. (Direct Energy) is a renewable energy development corporation formed in 1998 to provide PV solar power to large customers with waste sites that require long-term renewable clean energy. The Company has developed a manufacturing partnership with a Chinese manufacturer to provide low cost PV solar products in an exclusive marketing agreement through 2007. Direct Energy has also developed a number of innovative technologies that provide alternative uses for inactive properties such as landfills, remediation sites and mining operations throughout the United States. The Company plans to be a provider of wind power to these PV solar customers. For further information on Direct Energy, its affiliated manufacturing company, Smart Direct Technologies Ltd., and its corporate strategies, please visit www.smartdirectsolar.com

About Global Cogenix Industrial Corporation

Global Cogenix Industrial Corporation (GCIC) is a power generation company located in Vancouver, British Columbia, specializing in hydroelectric power generation. GCIC is a partner in a seven- megawatt hydroelectric generating plant at Boston Bar, British Columbia. Recently GCIC has diversified its plans to include wind power generation projects. Its goals are to become a major provider of electrical power using efficient, environmentally friendly systems. For further information on GCIC, please visit the Company's web site at www.globalcogenix.com

Contact Information:

Art Lilly, President
Global Cogenix Industrial Corp.
214-3540 West 41st Ave.
Vancouver, B.C.
V6N 3E6
Tel: 604.682.2201
Fax: 604682.0318
E-mail: info@globalcogenix.com
Website: www.globalcogenix.com

Investor Relations:

Trevor Burns
Tiger Capital Corporation
Toronto, Canada
Tel: 416.252.5400
Fax: 416.452.2055
E-mail: info@tigercapital.com

Global Cogenix engages Tiger Capital for Investor Relations services

Vancouver, British Columbia February 6, 2004– Global Cogenix Industrial Corporation **(TSX.V: GGX)** wishes to announce the terms agreed with Tiger Capital Corporation of Toronto Canada to develop and execute a comprehensive Investor Relations strategy.

Tiger Capital Corporation has been engaged for a minimum of three months at a monthly fee of CAD $4,000 and in addition to the fee being paid Global Cogenix has granted to Tiger Capital 150,000 stock options with an exercise stock price of $0.10 per option and a one-year expiration.

The Company has also approved 250,000 stock options to other consultants at a price of $0.10 per option and a two year expiration with all options subject to TSX Venture Exchange rules and regulations.

Tiger Capital manages a diverse investment portfolio and provides a full range of Investor Relations services for publicly traded companies, creating for them a strong market presence and professional image. With a commitment is to each company's progress and growth, Tiger Capital has developed a strong track record in enhancing company recognition and maximizing shareholder value.

About Global Cogenix Industrial Corporation

Global Cogenix Industrial Corporation (GCIC) is a power generation company located in Vancouver, British Columbia, specializing in hydroelectric power generation. GCIC is a partner in a seven- megawatt hydroelectric generating plant at Scuzzy Creek, British Columbia. Recently GCIC has diversified its plans to include wind power generation projects. Its goals are to become a major provider of electrical power using efficient, environmentally friendly systems. For further information on GCIC, please visit the Company's web site at www.globalcogenix.com

On behalf of the Board of Directors of
Global Cogenix Industrial Corporation

"A.W. Lilly"

A.W. Lilly
President

Contact Information:

Art Lilly, President
Global Cogenix Industrial Corp.
214-3540 West 41st Ave.
Vancouver, B.C.
V6N 3E6
Tel: 604.682.2201
Fax: 604682.0318
E-mail: info@globalcogenix.com
Website: www.globalcogenix.com

Investor Relations:

Trevor Burns
Tiger Capital Corporation
Toronto, Canada
Tel: 416.252.5400
Fax: 416.452.2055
E-mail: info@tigercapital.com

Global Cogenix enters into Memorandum of Understanding with Hudnut Industries for the development of Wind Power Projects

Vancouver, British Columbia Feb 3, 2004 - Global Cogenix Industrial Corp. **(TSX.V: GGX)** is pleased to announce that it has entered into a Memorandum of Understanding with Hudnut Industries Inc. (Hudnut) of Portland, Oregon for the development of wind power projects.

Under the terms of the memorandum, Global Cogenix Industrial Corp. (GCIC) will be the owner of the projects and will be responsible for the funding, development and construction of all wind power projects. Hudnut will be retained by Global Cogenix as a contractor providing consulting services for the development, construction and operation of these projects. The initial term of the contract is for four months commencing Feb 1, 2004 and is renewable on a month-to-month basis. The primary objective is to obtain a power purchase agreement on at least one project.

"We are pleased to be working with a company that has solid experience in the wind power generation field. Hudnut will help us pick the best sites, obtain the correct permits, and assist with obtaining favourable financing", said Art Lilly, President of GCIC.

Hudnut has identified several wind project opportunities that could be of interest to GCIC in Northwestern United States, including Washington, Oregon, Idaho, and Nevada. Hudnut and GCIC will choose which projects to develop with the current expectation to develop one 5 to 10 megawatt project in Idaho, and one larger or smaller project in Oregon. The goal is to develop one to two wind power projects totaling over 10 megawatts within a 4-month period. The construction should be started within an eight to ten month time period, with operations commencing in at least 10 to 12 months.

About Hudnut Industries Inc

Hudnut Industries is a diversified organization located in the US Northwest (Portland, Oregon) with a business focus on waste recovery and independent energy systems capabilities. These include the design, engineering, fabrication, installation, operations and maintenance of complete interconnected systems. The Energy division specializes in mid-sized wind power projects across the USA. For further information on Hudnut Industries, please visit the Company's web site at www.hudnut.com

About Global Cogenix Industrial Corp.

Global Cogenix Industrial Corp. (GCIC) is a power generation company located in Vancouver, British Columbia, specializing in hydroelectric power generation. GCIC is a partner in a 7-megawatt hydroelectric generating plant at Scuzzy Creek, British Columbia. Recently GCIC has diversified its plans to include wind power generation projects. Its goals are to become a major provider of electrical power using efficient, environmentally friendly systems. For further information on GCIC, please visit the Company's web site at www.globalcogenix.com

On behalf of the Board of Directors of
Global Cogenix Industrial Corporation

"A.W. Lilly"

A.W. Lilly
President

Suite 214 – 3540 West 41st Avenue, Vancouver, B.C. V6N 3E6
(604) 682-2201 Fax (604) 682-0318 Website – www.globalcogenix.com

GLOBAL COGENIX INDUSTRIAL CORPORATION

October 31, 2003 **TSX Symbol: GGX**

NEWS RELEASE

Global Cogenix Industrial Corporation (the"Company") announces that it has completed a private placement for 2,000,000 units at $0.10 per unit. Each unit comprises of one common share plus an additional warrant for six months at a price of $0.15 per share or for two years at a price of $0.18 per share.

The securities are subject to a hold period and may not be traded until February 29, 2004.

The funds raised will be used for working capital and to complete the Development Cycle for the Company's two Hydroelectric projects, Log Creek and Kookipi Creek, both located 17 miles northwest of Boston Bar, B.C.

The Company owns an interest in a run of river hydroelectric plant near Boston Bar, B.C. and is focusing on developing a portfolio of run of river hydroelectric projects in British Columbia.

On behalf of the Board of Directors of
Global Cogenix Industrial Corporation

"Arthur W. Lilly"

Arthur W. Lilly

The TSX Venture Exchange has neither approved nor
Disapproved the contents thereof.

Suite 214 – 3540 West 41st. Avenue, Vancouver, B.C. V6N 3E6
(604) 682-2201 Fax (604) 682-0318

GLOBAL COGENIX INDUSTRIAL CORPORATION

September 4, 2003 **TSX Symbol: GGX**

NEWS RELEASE

Global Cogenix Industrial Corporation (the"Company") announces that the Company has now acquired 100% ownership of the Log Creek and Kookipi Creek projects located 27km northwest of Boston Bar, B.C. and will continue their development as run – of – river hydroelectric projects.

Due to the high demand and better pricing of energy markets in the U.S. the Company has decided to pursue opportunities in this area, rather than just in British Columbia.

The Company is in the process of retaining a firm to market its power in the United States.

The terms and economics of selling the generated electrical power to B.C. Hydro does not provide an adequate return on the Company's assets and consequently the Company has decided against offering its power to B.C. Hydro at this time.

The Company will instead pursue other opportunities in order to acquire good value for our hydroelectric projects and an adequate return to our shareholders.

The Private Placement announced July 25, 2003 is still underway and will be closing this month.

On behalf of the Board of Directors of
Global Cogenix Industrial Corporation

"A.W. Lilly"

A.W. Lilly
President

Suite 214 – 3540 West 41st Avenue, Vancouver, B.C. V6N 3E6
(604) 682-2201 Fax (604) 682-0318 Website – www.globalcogenix.com

GLOBAL COGENIX INDUSTRIAL CORPORATION

July 25, 2003 **TSX Symbol: GGX**

NEWS RELEASE

Global Cogenix Industrial Corporation (the"Company") announces that it has arranged a private placement for 2,000,000 units at $0.10 per unit (each unit comprises of one common share plus an additional warrant for six months at a price of $0.15 per share or for one year at a price of $0.18 per share, subject to Regulatory Approval)

The funds raised will be used for working capital and to continue the Development Cycle for the Company's two Green Power Hydroelectric projects, Log Creek and Kookipi Creek, both located 15 miles northwest of Boston Bar, B.C.

The two projects total size is 44 megawatts with a forecast generation of over 150 gigawatts, which is about 50 gigawatts higher than originally submitted in the B.C. Hydro Green Power Tender Process.

B.C. Hydro has advised that the changes in size, and contracted capacity do not disqualify the projects from this process.

As previously reported, the Company continues to work with an internationally recognized construction firm to conclude arrangements regarding partnering, construction, financing and operations for the two proposed hydroelectric projects.

The Company owns an interest in a run of river hydroelectric plant near Boston Bar, B.C. and is focusing on developing a portfolio of run of river hydroelectric projects in British Columbia.

On behalf of the Board of Directors of
Global Cogenix Industrial Corporation

"Arthur W. Lilly"

Arthur W. Lilly

The TSX Venture Exchange has neither approved nor
Disapproved the contents thereof.

Suite 214 – 3540 West 41st. Avenue, Vancouver, B.C. V6N 3E6
(604) 682-2201 Fax (604) 682-0318

GLOBAL COGENIX INDUSTRIAL CORPORATION

NEWS RELEASE
June 12, 2003

Global Cogenix Industrial Corporation (TSX: GGX) is pleased to announce that it filed additional required materials in respect of its Generator Interconnection Preliminary Study Application with B.C. Hydro yesterday, as required to maintain its eligibility to participate in the tender process established for B.C. Hydro's 2002/03 Green Power Generation Program (the "Program").

The Company's Kookipi Creek and Log Creek Run-of-River hydroelectric projects (the "Projects") were pre-qualified by B.C. Hydro earlier this year for inclusion in the procurement process for the Program and the Company filed its Generator Interconnection Preliminary Study Application at the end of April, which qualified it to bid on an electricity purchase agreement (an "EPA") under the Program. In accordance with the Schedule prescribed in its Call for Tenders, B.C. Hydro will respond to the Company's most recent filing by July 2, 2003 and will notify all bidders of interconnection cost estimates, Bulk Location Adjustments, Area Location Adjustments and System Adjustments by July 25, 2003. The selection of successful tenders will be made on September 29, 2003.

The Company's most recent submission was made with the much appreciated assistance and support of an internationally recognized construction firm, with which the Company has now entered into a letter of understanding respecting the planning, design, construction, ownership and operation of the Projects. The letter provides for a period of exclusivity during which the Company will work with that firm towards agreement on specific terms and conditions of a potential investment in the Company, a partnership or a joint venture in respect of the Projects. The name of the firm will not be made public until and unless a final agreement is reached respecting the firm's financial participation in the Projects.

The Company is also extremely pleased to announce it has received an expression of interest from Corpfinance International for the financing of the Projects. Corpfinance advises it has over $1,000,000,000 under administration and has financed approximately 35 hydroelectric power projects, including four projects in the last B.C. Hydro Green Power Generation call. It has estimated the cost of the Kookipi Creek project at approximately $40,100,000 and the cost of the Log Creek project at approximately $21,700,000, and has expressed interest in financing up to 85% of all Project costs for a term of up to 20 years. While the Corpfinance proposal is subject to normal due diligence and awarding of the required EPA, Corpfinance has indicated that the Global Cogenix proposal and financial forecasts meet its normal lending standards. Corpfinance is the mortgagor on the Scuzzy Creek hydroelectric plant at Boston Bar, B.C., in which the Company has a 25% interest.

Suite 214 – 3540 West 41st Avenue. Vancouver, B.C. V6N 3E6
(604) 682-2201 Fax (604) 682-0318 Email ariel@istar.ca

GLOBAL COGENIX INDUSTRIAL CORPORATION

April 29, 2003 **TSX Symbol: GGX**

NEWS RELEASE

Global Cogenix Industrial Corp. is pleased to announce that the first round of funding received from Nova Bancorp Group (Canada) Ltd. ("Nova Bancorp"), announced on April 25, 2003, has allowed the Company to pay to B.C. Hydro the fee required for the Company's Generator Interconnection Preliminary Study Application.

This funding by Nova Bancorp replaced funding which was to have been provided by Epcor Power Development Corporation ("Epcor") pursuant to arrangements put in place with Epcor over the course of the past two years. Those arrangements have now been terminated. As a result, Epcor will not participate in the further development of the Company's Log Creek and Kookipi Creek hydro projects, which were recently pre-qualified by B.C. Hydro in its 2002/03 Green Power Generation procurement process.

Global Cogenix Industrial Corporation intends to build a substantial portfolio of renewable energy projects.

On behalf of the Board of Directors of
Global Cogenix Industrial Corporation

"A.W. Lilly"

A.W. Lilly
President

The TSX Venture Exchange has nor reviewed and does not accept responsibility for the adequacy of the contents of this Press Release.

Suite 214 – 3540 West 41st Avenue, Vancouver, B.C. V6N 3E6
(604) 682-2201 Fax (604) 682-0318 Website – www.globalcogenix.com

GLOBAL COGENIX INDUSTRIAL CORPORATION

April 2, 2003 **TSX Symbol: GGX**

NEWS RELEASE

The Company announces that BC Hydro has advised that both the Log Creek and the Kookipi Creek Run-of-River Hydroelectric Projects have qualified to participate in the 2002/2003 Green Power Generation Request for Qualifications Tender process.

The Company, at present, owns 50% of the above projects and intends to submit further Studies required by BC Hydro in order to continue to participate in the Tender process for an electricity purchase agreement.

The two above projects are estimated to produce over 100 Gigiwatt Hours of electricity per annum.

In addition to the Log Creek and Kookipi Creek Projects, the Company, through its interest in the Boston Bar Limited Partnership, is also participating in a further Green Power Project whereby the Scuzzy Creek hydroelectric plant has qualified to participate in the Tender process to increase its current power generation.

Global Cogenix Industrial Corporation intends to build a substantial portfolio of renewable energy projects.

On behalf of the Board of Directors of
Global Cogenix Industrial Corporation

"A.W. Lilly"

A.W. Lilly
President

Suite 214 – 3540 West 41st Avenue, Vancouver, B.C. V6N 3E6
(604) 682-2201 Fax (604) 682-0318 Website – www.globalcogenix.com

GLOBAL COGENIX INDUSTRIAL CORPORATION

February 5, 2003 **TSX Symbol: GGX**

NEWS RELEASE

The Company advises that the TSX Venture Exchange has accepted the Company's Debt Settlement Agreements with various Creditors to settle debts of $46,496.56 by issuing 464,966 common shares at a deemed price of $0.10 per share and the granting of 361,866 common share warrants at $0.10 per share for two years.

The expiry date of the hold period for the securities issued is May 31, 2003

Global Cogenix Industrial Corporation has an interest in a hydroelectric plant and is working to increase its holdings in further hydroelectric projects.

On behalf of the Board of Directors of
Global Cogenix Industrial Corporation

"A.W. Lilly"

A.W. Lilly
President

The TSX Venture Exchange has nor reviewed and does not accept responsibility for the adequacy of the contents of this Press Release.

Suite 214 – 3540 West 41st Avenue, Vancouver, B.C. V6N 3E6
(604) 682-2201 Fax (604) 682-0318 Website – www.globalcogenix.com

GLOBAL COGENIX INDUSTRIAL CORPORATION

January 20, 2003 **TSX Symbol: GGX**

NEWS RELEASE

Global Cogenix Industrial Corp. is pleased to announce that subject to regulatory approval, has entered into agreements with creditors to settle $51,506.56 in debt, by the issue of 515,066 shares of the company at $0.10 per share and 361,866 common share warrants exercisable by January 15, 2005 at a price of $0.10 per share.

The expiry dates of the hold period for the above securities is May 15, 2003.

The Company owns an interest in a hydroelectric power plant at Boston Bar, B.C. and is focusing on developing a substantial portfolio of run of river hydroelectric projects in British Columbia.

On behalf of the Board of Directors of
Global Cogenix Industrial Corporation

"A.W. Lilly"

A.W. Lilly
President and C.E.O.

The TSX Venture Exchange has nor reviewed and does not accept responsibility for the adequacy of the contents of this Press Release.

Suite 214 – 3540 West 41st Avenue, Vancouver, B.C. V6N 3E6
(604) 682-2201 Fax (604) 682-0318 Website – www.globalcogenix.com

GLOBAL COGENIX INDUSTRIAL CORPORATION

December 13, 2002 **TSX Symbol: GGX**

NEWS RELEASE

Global Cogenix signs Memorandum of Understanding with EPCOR for Kookipi Creek Hydroelectric Project

Global Cogenix Industrial Corp. is pleased to announce that it has signed a memorandum of understanding with EPCOR Power Development Corporation (EPDC) to develop and operate the proposed Kookipi Creek Hydroelectric Project.

The Kookipi Creek Project, expected to generate 15 megawatts of power, will be developed and operated under a 50/50 Joint Venture similar to the Joint Venture Agreement in place for the Company's 10 megawatt Log Creek Project. The Kookipi Creek project is located within one mile of the Company's Log Creek Project and it is anticipated that if both projects are simultaneously undertaken that significant construction costs saving can be realized.

The Permit and Licensing phases as required by Land and Water British Columbia, Inc. will continue under the joint management of EPDC and the Company.

The Company and EPDC will jointly pursue Electricity Sales Agreement with BC Hydro and other qualified purchasers.

EPCOR Utilities Inc., parent company of EPDC, is one of Canada's top providers of energy and energy-related services and products. EPCOR owns and operates power plants, electrical transmission and distribution networks, builds and operates water and wastewater treatment facilities and infrastructure and provides power, water and natural gas to its expanding customer base. With over $4 billion in assets and a customer base of 1.9 million, EPCOR is headquartered in Edmonton, Alberta and has operations throughout Alberta, British Columbia, Ontario and the U.S. Pacific Northwest.

Global Cogenix Industrial Corporation intends to build a substantial portfolio of renewable energy projects. It currently owns a 25% interest in the Scuzzy Creek hydroelectric plant with a capacity of 7MW. The development of Log Creek and Kookipi Creek will add approximately 25 MW to the Company's portfolio.

On behalf of the Board of Directors of
Global Cogenix Industrial Corporation

"A.W. Lilly"

A.W. Lilly
President and C.E.O.

The TSX Venture Exchange has nor reviewed and does not accept responsibility for the adequacy of the contents of this Press Release.

Suite 214 – 3540 West 41st Avenue, Vancouver, B.C. V6N 3E6
(604) 682-2201 Fax (604) 682-0318 Website – www.globalcogenix.com

GLOBAL COGENIX INDUSTRIAL CORPORATION

December 11, 2002 **TSX Symbol: GGX**

NEWS RELEASE

Global Cogenix acquires Kookipi Creek Hydro Electric Project

Global Cogenix Industrial Corp. is pleased to announce that it has entered into an agreement with KMC Energy Corp. to purchase a water license application and all other assets regarding the Kookipi Creek catchment area hydroelectric development (the Kookipi Creek project)

The Kookipi Creek project is expected to generate 15 megawatts with a total annual production of 52 gigawatt hours.

The Kookipi Creek project is located 15 miles northwest of Boston Bar, B.C. and is located within one mile of the Company's Log Creek Hydroelectric Project, which is being developed under a Joint Venture Agreement with EPCOR Power Development Corporation.

Under its agreement the Company will pay $100,000 which is repayable from royalties calculated on revenues earned on future power generation.

Global Cogenix Industrial Corporation intends to build a substantial portfolio of renewable energy projects. It currently owns a 25% interest in the Scuzzy Creek hydroelectric plant with a capacity of 7 MW. The development of Log Creek and Kookipi Creek will add approximately 25 MW to the Company's portfolio.

On behalf of the Board of Directors of
Global Cogenix Industrial Corporation

"A.W. Lilly"

A.W. Lilly
President and C.E.O.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this Press Release.

Suite 214 – 3540 West 41st Avenue, Vancouver, B.C. V6N 3E6
(604) 682-2201 Fax (604) 682-0318 Website – www.globalcogenix.com

GLOBAL COGENIX INDUSTRIAL CORPORATION

October 16, 2002 TSX Symbol: GGX

NEWS RELEASE

Court Costs Received

Further to an earlier News Release regarding the Canadian Power Funding Corporation lawsuit against the Company and others, it was reported that the Supreme Court dismissed the lawsuit and awarded costs to the defendants.

The Company has now received $150,000 which is the balance of the costs awarded. This amount represents the negotiated balance, which is less than allowed by the Trial Judge. A further $250,000 was received by the Company's attorney, which was applied to legal fees.

In 1993, the Company indemnified one partner for their legal costs plus interest in this trial and the balance due of $98,000 under this agreement has been paid.

The Company

Global Cogenix Industrial Corporation ("GGX") is a publicly traded company on the TSX Venture Exchange that is focusing on developing run of river hydroelectric projects in British Columbia in addition to the 25% interest the company has in a 7 Megawatt power plant located near Boston Bar, B.C.

On behalf of the Board of Directors of
Global Cogenix Industrial Corporation

"A.W. Lilly"

A.W. Lilly
President

Suite 214, 3540 West 41st. Avenue, Vancouver, B.C. V6N 3E6

GLOBAL COGENIX INDUSTRIAL CORPORATION

July 31, 2002 **TSX Symbol: GGX**

NEWS RELEASE

The Company hereby announces the amendment of proposing the granting of 1,000,000 Incentive Stock Options at $0.10 per share exercisable for four years as previously announced on July 25, 2002 to 1,450,000 Incentive Stock Options subject to the approval of the TSX Venture Exchange.

The Company is engaged in hydroelectric generation and is currently participating in the development of further power generation projects.

On behalf of the Board of Directors of
Global Cogenix Industrial Corporation

"Arthur W. Lilly"

Arthur W. Lilly

The TSX Venture Exchange has neither approved nor
Disapproved the contents thereof.

Suite 214 – 3540 West 41st. Avenue, Vancouver, B.C. V6N 3E6
(604) 682-2201 Fax (604) 682-0318

GLOBAL COGENIX INDUSTRIAL CORPORATION

July 25, 2002 **TSX Symbol: GGX**

NEWS RELEASE

The Company hereby announces that the shareholders have today approved the granting of 1,000,000 Incentive Stock Options at $0.10 per share exercisable for four years to the directors of the Company.

The Company is engaged in hydroelectric generation and is currently participating in the development of other power generation projects.

On behalf of the Board of Directors of
Global Cogenix Industrial Corporation

"Arthur W. Lilly"

Arthur W. Lilly

The TSX Venture Exchange has neither approved nor
Disapproved the contents thereof.

Suite 214 – 3540 West 41st. Avenue, Vancouver, B.C. V6N 3E6
(604) 682-2201 Fax (604) 682-0318

GLOBAL COGENIX INDUSTRIAL CORPORATION

June 11, 2002 **TSX Symbol: GGX**

NEWS RELEASE

The Company is pleased to announce that Mr. John Bethune Ross has joined the Board of Directors effective June 10, 2002. Mr. Ross' experience in public company corporate governance will add to management's expertise.

The Company is engaged in hydroelectric generation and is currently participating in the development of further power generation.

On behalf of the Board of Directors of
Global Cogenix Industrial Corporation

"Arthur W. Lilly"

Arthur W. Lilly

The TSX Venture Exchange has neither approved nor disapproved the contents thereof.

Suite 214 – 3540 West 41st. Avenue, Vancouver, B.C. V6n 3E6
(604) 682-2201 Fax (604)682-0318